1. What are the VelocityShares Daily VIX ETNs? The VelocityShares Daily VIX Exchange Traded Notes (ETNs) are issued by Credit Suisse AG acting through its Nassau branch. The ETNs are senior, unsecured obligations of the issuer providing traders with sophisticated tools for executing their trading strategies. The ETNs enable investors to gain exposure to the corresponding index minus the investor fee.

2. What is the Daily Investor Fee? The Daily Investor Fee is 0.89% per annum for each of the Long ETNs, 1.35% per annum for each of the Inverse ETNs, and 1.65% per annum for each of the 2x Long ETNs. These fees are described more fully in the applicable pricing supplement.

3. How can I track the value of my ETN? The Intraday Indicative Value (an approximation of the intrinsic value) of the ETN is calculated and disseminated over the Consolidated Tape and/or other major market data vendors every 15 seconds.

4. What are the investment objectives of the ETNs? Each ETN is linked to a particular index as described in the applicable pricing supplement. The index is designed to reflect exposure to one or more maturities of futures contracts on the Chicago Board Options Exchange (CBOE) SPX Volatility Index (the VIX®). The performance of the ETNs will be linked to the daily index performance times the relevant leverage amount minus the investor fee.

5. Does this product match/replicate a direct position in the VIX®? No. The ETNs are not linked to the VIX®. Each ETN is linked to the applicable S&P 500 VIX Futures™ Index as described in the applicable pricing supplement.

6. Do the ETNs seek to achieve their Leverage Amount for periods longer than one day? No. The ETNs do not attempt to, and should not be expected to, provide returns which achieve the stated Leverage Amount for holding periods other than a single day.

7. How is the return calculated? Does the product use put and call option pricing similar to the VIX®? The return on the ETNs will be based on the daily performance of either The S&P 500 VIX Short-term Futures™ Index or The S&P 500 VIX Mid-Term Futures™ Index less a fee. The underlying indices are futures based and do not use put and call option pricing to determine implied volatility.

8. Where can I find additional information about the underlying VIX indices? The ETNs are linked to either The S&P 500 VIX Short-term Futures™ Index or The S&P 500 VIX Mid-Term Futures™ Index. The Indices were created by CBOE and Standard and Poor’s Financial Services, LLC. For additional information, please refer to “The Indices” section in the applicable pricing supplement.

9. Do the ETNs reset? Yes. For each of the ETNs the leveraged exposure, as a function of the Closing Indicative Value, is fixed each night and does not change intraday as the level of the applicable underlying index moves. This process is detailed in the applicable pricing supplement within the Risk Factors section under “Intraday purchase risk for Inverse ETNs or 2x Long ETNs.”

10. What type of investor is an appropriate candidate for the ETNs? The ETNS, and in particular the 2x long ETNs, are intended to be trading tools for sophisticated investors to manage daily trading risks. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for longer than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in volatility indices and seeking inverse or leveraged investment results, as applicable. Investors should actively and frequently monitor their investment in the ETNs, even intra-day.

An investment in VelocityShares ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable pricing supplement.

Certain Risks Associated with the ETNs

  You may lose all or a significant part of your investment in the ETNs if the applicable underlying index decreases (or increases in the case of the inverse ETNs) or does not increase (or decrease in the case of the inverse ETNs) by an amount sufficient to offset the applicable fees and charges

  The ETNs and payment of any amount due on the ETNs are subject to the credit risk of Credit Suisse. Any payment on the ETNs is subject to the ability of Credit Suisse AG to satisfy its obligations as they become due

  The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value

  The return at maturity, upon repurchase or early redemption will be reduced by the fees and charges associated with the ETN

  The ETNs are not linked to the VIX®

  The ETNs are designed to obtain their stated investment objectives on a daily basis

  If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment

  The issuer has the right to call your ETNs

  The market price of your ETNs may be influenced by many unpredictable factors

  The ETNs are intended to be trading tools for sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking leveraged investment results

  Although we intend to list the ETNs on NYSE Arca, a trading market for your ETNs may not develop

  Because the 2x Long ETNs are linked to the daily performance of the applicable underlying Index and include leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the leveraged return of the applicable underlying Index.

The risks set forth in the section entitled “Certain Risks Associated with the ETNs” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which set forth risks related to an investment in the ETNs.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009, prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 800-221-1037.

Information contained in the VelocityShares website (www.velocityshares.com) is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse AG, and to the extent any of such information has not been filed by Credit Suisse AG, we have not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor's Financial Services LLC (“S&P”) and have been licensed for use by VelocityShares LLC. “VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or CBOE and S&P and CBOE make no representation regarding the advisability of investing in the ETNs.